EXHIBIT 99.1

Emerald Health Therapeutics Proposes to Amend Warrant Terms

VANCOUVER, British Columbia, April 06, 2020 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) announces that it intends to amend the terms of certain common share purchase warrants originally issued on September 9, 2019 (the “Warrants”).

An aggregate of 12,500,000 Warrants were initially issued at an exercise price of $2.00 per common share of Emerald (each, a "Common Share") in connection with a $25,000,000 convertible debenture financing. Emerald intends to amend the exercise price of the Warrants such that:

  6,250,000 Warrants will have an exercise price of $0.17 per Common Share (the "$0.17 Warrants"). If, at any time prior to the expiry date of the $0.17 Warrants, the closing market price of the Common Shares on the TSX Venture Exchange (the "Exchange") is greater than $0.2125 for 10 consecutive trading days, Emerald may deliver a notice to the holder of the $0.17 Warrants accelerating the expiry date of the $0.17 Warrants to the date that is 30 days following the date of such notice; and

  6,250,000 Warrants will have an exercise price of $0.21 per Common Share (the "$0.21 Warrants"). If, at any time prior to the expiry date of the $0.21 Warrants, the closing market price of the Common Shares on the Exchange is greater than $0.2625 for 10 consecutive trading days, Emerald may deliver a notice to the holder of the $0.21 Warrants accelerating the expiry date of the $0.21 Warrants to the date that is 30 days following the date of such notice

  (collectively, the “Warrant Repricing”).

All other provisions of the Warrants will remain the same and all Warrants will still expire on September 9, 2021.

The Warrant Repricing is subject to acceptance by the Exchange. The holders of the Warrants have consented to the Warrant Repricing. If the Warrant Repricing is accepted by the Exchange, Emerald expects that holders of the $0.17 Warrants will immediately exercise all such warrants for proceeds of $1,062,500 to Emerald (the "Proceeds"). Emerald intends to use the Proceeds for general working capital purposes.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to cutting-edge cannabis science to create new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products. With an emphasis on innovation and production excellence, Emerald’s three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Richmond, BC-based organic-certified greenhouse operation (78,000 square feet); Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square foot); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 million square feet). Its Emerald Naturals joint venture has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: obtaining required regulatory approvals; the exercise of the $0.17 Warrants; use of the Proceeds; production and processing capacity of various facilities; and expansion of distribution of endocannabinoid-supporting products.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.